SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             FORM 6-K

                      Report of Foreign Issuer

                Pursuant to Rule 13a-16 or 15d-16 of

                the Securities Exchange Act of 1934


                 For the month of July 31, 2002

                  Titan Trading Analytics Inc.
         ---------------------------------------------
        (Translation of registrant's name into English)

      201 Selby Street, Nanaimo, British Columbia, V9R 2R2
        ----------------------------------------------------
            (Address of principal executive offices)
[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F

     [indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.]

                        Yes               No  X


                              SIGNATURES

     Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Titan Trading Analytics Inc.
                                 ----------------------------
                                        (Registrant)

Date   September 30,2002              By   "Michael B. Paauwe"
        -----------------             ------------------------
                                      Michael B. Paauwe, President

                             CERTIFICATION
                             -------------

I, Michael B. Paauwe, President certify that:

1.  I have reviewed this quarterly report on Form 6-K of Titan
Trading Analytics Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, or for, the periods presented in the quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 AND 15D-
14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made know to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certify officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:   September 30, 2002


"MICHAEL B. PAAUWE"
   President

                             CERTIFICATION
                             -------------

I, Jennifer Gee, Chief Financial Officer certify that:

1.  I have reviewed this quarterly report on Form 6-K of Titan
Trading Analytics Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, or for, the periods presented in the quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 AND 15D-
14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made know to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certify officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:   September 30, 2002


"JENNIFER GEE"
Chief Financial Officer

September 30, 2002

To:  Alberta Securities Commission
     British Columbia Securities Commission
     Canadian Venture Exchange

Dear Sirs:

Re:  Titan Trading Analytics Inc. (the "Company")

We confirm that the attached BCFORM51-901F, together with Schedules A, B and C thereto, was mailed by pre-paid mail on September 30, 2002 to all of the registered shareholders of the common shares of the Company and all persons on the supplemental mailing list.
We are providing this material to you in compliance with regulations made under the Securities Act.

Sincerely yours,
TITAN TRADING ANALYTICS INC.
"JENNIFER GEE"
PER:
Ms. Jennifer Gee, Chief Financial Officer

Tel:   (250) 758-4954
Fax:  (250) 758-1189

British Columbia                   QUARTERLY AND YEAREND REPORT
Securities Commission                      BCFORM51-901F
-----------------------------------------------------------------
ISSUER DETAILS                |  FOR QUARTER ENDED  | DATE OF REPORT
NAME OF ISSUER                |    July 31, 2002    | (Y/M/D)
Titan Trading Analytics Inc   |                     | 02/09/30
-----------------------------------------------------------------
ISSUER'S ADDRESS
3473 Ellis Place
-----------------------------------------------------------------
CITY     PROVINCE | POSTAL  | ISSUER FAX NO    | ISSUER TELEPHONE NO.
                  | CODE    |                  |
Nanaimo  BC       | V9T 4Y6 | 250-758-8322     | 250-758-4954
-----------------------------------------------------------------
CONTACT PERSON    | CONTACT'S POSITION         | CONTACT TELEPHONE NO
Jennifer Gee      | Chief Financial Officer    | 250-758-4954
-----------------------------------------------------------------
CONTACT EMAIL ADDRESS              | WEBSITE ADDRESS
jgee@titantrading.com              | www.titantrading.com
-----------------------------------------------------------------
CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been
approved by the Board of Directors.  A copy of this Quarterly
Report will be provided to any shareholder who requests it.
-----------------------------------------------------------------
DIRECTOR'S SIGNATURE  |  PRINT FULL NAME      |    DATE SIGNED
"MICHAEL B. PAAUWE"   |  Michael B. Paauwe    |    02/09/30
-----------------------------------------------------------------
DIRECTOR'S SIGNATURE  |  PRINT FULL NAME      |    DATE SIGNED
"MICHAEL GOSSLAND"    |  Michael Gossland     |    02/09/30
-----------------------------------------------------------------

                  TITAN TRADING ANALYTICS INC.
                          SCHEDULE A
                   SUPPLEMENTARY INFORMATION
                  PERIOD ENDED July 31, 2002

                 TITAN TRADING ANALYTICS INC.
      (Incorporated under the laws of British Columbia)
              CONSOLIDATED INTERIM BALANCE SHEET
        CURRENT QUARTER UNDER REVIEW, JULY 31, 2002
                     (CANADIAN DOLLARS)


ASSETS                              July         October
                                    2002          2001
                               ---------------------------
Current Assets
Cash and short-term
  Investments                  $   57,964       $  375,417
Accounts receivable                 5,157            3,813
Prepaid expenses                      700            1,934
                               ---------------------------
                                   63,821          381,164

Software and systems
  development (net)               282,570          224,250

Capital assets (net)               33,537           42,490
                               ---------------------------
                               $  379,928       $  647,904
                               ---------------------------

LIABILITIES
Current Liabilities

Accounts payable and accrued
  Liabilities                  $   32,956       $   32,707
Share subscriptions receivable          0                0
                               ---------------------------
                                   32,956           32,707

SHAREHOLDERS' EQUITY
Share capital                  $3,715,938       $3,715,938
Deficit                        (3,368,966)      (3,100,741)
                               ---------------------------
                               $  379,928       $  647,904
                               ---------------------------
Approved by the Directors

"MICHAEL PAAUWE"   Director
-----------------
"MICHAEL GOSSLAND" Director
-----------------

See accompanying notes to the consolidated financial statements
PREPARED BY MANAGEMENT WITHOUT AUDIT

                   TITAN TRADING ANALYTICS INC.
    CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND DEFICIT
            CURRENT QUARTER UNDER REVIEW, JULY 31, 2002
                       (CANADIAN DOLLARS)

                         Six months         Nine months
                            ended              ended
                   ----------------------------------------------
                       April        April       July       July
                       2002         2001        2002       2001
Revenue

Software licenses and
  Subscriptions       $   26,336 $   23,898 $   34,649 $   31,633
Trading Income                 0          0          0          0
                   ----------------------------------------------
                      $   26,336 $   23,898 $   34,649 $   31,633

Expenses
Advertising, marketing
  and promotion           9,499      6,346      24,175     18,214
Amortization             44,408     50,089      57,610     75,135
Bank charges              1,409      1,352       2,212      1,972
Directors' fees               0      5,000           0      5,000
Foreign exchange loss     1,333          0       3,283        948
Investor relations       15,724        132      15,724     19,115
Management fees          24,975     31,500      43,600     47,250
Office                   10,929     18,839      19,685     24,565
Professional fees         7,433     41,117      16,083     47,879
Rent                      2,765      2,725       2,840      4,227
Salaries and benefits    79,598     83,911     105,267    122,382
System testing            7,567          0       7,857     13,566
Telephone                 3,592      4,615       5,144      6,571
Travel                        0      7,515           0     10,868
                        ----------------------------------------------
                      $ 209,232  $  253,277 $  303,481 $  397,692

Interest and Other
  Income                    600       8,627        607     10,435

Net loss for the
period                 (182,297)   (220,752)  (268,225)  (355,624)

Deficit beginning of
  Period             (3,100,741) (2,434,449)(3,100,741)(2,434,449)
                  -----------------------------------------------
Deficit end of
period             $(3,283,038)$(2,655,201)$(3,368,966)$(2,790,073)

See accompanying notes to the consolidated financial statements
PREPARED BY MANAGEMENT WITHOUT AUDIT

                    TITAN TRADING ANALYTICS INC.
             CONSOLIDATED INTERIM STATEMENT OF CASH FLOW
             CURRENT QUARTER UNDER REVIEW, JULY 31, 2002
                        (CANADIAN DOLLARS)

                       Six months            Nine months
                          ended                 ended
                   ----------------------------------------------
                     April       April       July       July
                      2002        2001        2002       2001
                   ----------------------------------------------
Cash from operating
  Activities
Net loss for the
  Period         $ (827,297) $ (220,752) $ (268,225) $ (355,624)
Item not involving
  cash
Amortization         44,409      50,089      57,611      75,133
                  ----------------------------------------------
                   (137,888)   (170,663)   (210,614)    (280,491)

Net change in non-cash
  working capital
  balances           (1,423)    (11,325)        139       (3,194)
                  -----------------------------------------------
                   (139,310)  (181,988)    (210,475)    (283,685)

Cash used in
  investing activities
Acquisition of capital
  Assets                 0     (14,406)           0      (17,223)
Software & Systems
  Development      (77,668)   (104,889)    (106,978)    (155,489)
                 ------------------------------------------------
                   (77,668)   (119,295)    (106,978)    (172,713)

Cash from financing
  activities
Share subscriptions
  received and
  Issuance of Common
  Shares                 0      340,000           0       340,000
                -------------------------------------------------
                         0      340,000           0       340,000

Increase in cash
during the period (216,978)      38,717    (317,453)    (116,398)

Cash and short-term
  investments,
beginning of the
  period           375,417      610,398     375,417       610,398
                -------------------------------------------------
Cash and short-term
  investments,
  end of period  $ 158,439  $   649,115  $   57,964  $    494,000
                ------------------------------------------------

See accompanying notes to the consolidated financial statements
PREPARED BY MANAGEMENT WITHOUT AUDIT

<PAGES>

Notes to the Interim Financial Statements Ended July 31, 2002:

Note 1. Interim financial statements:

The unaudited management prepared financial statements of Titan Trading Analytics Inc. covering the nine month period ended July 2002 reflect all adjustments which are necessary to a fair statement of results for the interim period presented, on a basis consistent with prior periods reported.

Note 2. United States accounting principles:

This note summarizes the material variations in the accounting principles; practices and methods between Canadian and United
States generally accepted accounting principles (GAAP) and how these variations impact the financial statements.

a)  Balance sheet
There are no differences between United States generally accepted accounting principles and Canadian generally accepted accounting principles that would result in material changes to the balance sheet.

b)  Short-term investments
Under United States generally accepted accounting principles, short-term investments are recorded at market value. At July 31, 2002 there were no differences between the cost and the market value of the short-term investments.

c)  Escrow shares
Under United States generally accepted accounting principles, the 3,000,000 common shares of the Company held in escrow are considered contingent shares because the conditions for issuance are not currently met and will not be met by the mere passage of time. If these shares are ever released from escrow, to the extent their fair market value exceeds their issuance price, compensation expense would be recognized at that time by the Company.

d)  Cost of sales
Under United States generally accepted accounting principles costs of sales are required to be separately disclosed.
The cost of sales for software sales and trading income in the current and comparable prior interim three-month period is comprised of:

                                     July 2002   July 2001
Amortization of software and
  systems development                 $57,610     $65,857
Delivery                                1,152       1,318
                                     --------------------
Cost of sales                         $58,762     $67,175

e)  Foreign currency translation
The application of the temporal method of foreign currency translation used by the Company under Canadian generally accepted accounting principles does not result in material differences from United States generally accepted accounting principles.

f)  Loss per share
Under United States generally accepted accounting principles
(US GAAP), the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excludes shares that are considered contingent shares.
This means the 3,000,000 escrow shares are excluded from the calculation under US generally accepted accounting principles. On that basis, calculation of the loss per share for the current reporting period under US generally accepted accounting principles is as follows.

During the six month period ended July 31, 2002 the weighted average number of shares outstanding was 9,812,966. 3,000,000 of that total are escrow shares. Therefore, under US GAAP, the loss per share for the nine months period ended July 31, 2002 is $0.03 per share (for the comparative period ended July 31, 2001, the loss was $0.04 per share).

g)  Development stage enterprise
Under United States generally accepted accounting principles the Company is considered to be a development stage enterprise and all revenues and expenses and cash flows from inception to the reporting date are to be reported.

The Company's consolidated revenue and expenses from incorporation on November 30, 1993 to July 31, 2002 are:

Revenue

Software licenses and subscriptions            $ 262,438
Trading income                                    41,044
                                               ---------
                                                 303,482

Expenses

Advertising, marketing and promotion             503,372
Amortization                                     896,511
Bank charges                                      15,798
Capital taxes                                     11,507
Consulting                                        30,000
Directors' fees                                   20,000
Financing fees                                    23,683
Foreign exchange loss                              6,533
Investor relations                               217,609
Management fees                                  474,412
Office                                           139,553
Professional fees                                218,144
Rent                                              46,921
Research and development                         372,043
Salaries and benefits                            656,080
System testing                                    85,640
Telephone                                         49,026
Travel                                           107,269
                                               ---------
                                               3,874,101
                                               ---------
                                              (3,570,619)
Interest and other income                        201,653
                                               ---------
Net loss for the period and deficit
  Accumulated during the development stage   $(3,368,966)
                                               ---------

The Company's cash flows from incorporation on November 30, 1993 to July 31, 2002 are:

Cash flows from (used in) operating activities

Net loss for the period                     $(3,353,966)
Adjustments for:
Amortization                                    896,512
Foreign exchange gain                            (1,967)
                                             ----------
                                             (2,459,421)

Net change in non-cash working capital balances
Increase in accounts receivable                  (5,157)
Increase in prepaid expenses                       (700)
Increase in accounts payable and accrued
  Liabilities                                    17,956
                                             ----------
Cash used in operating activities            (2,447,322)
                                             ----------
Cash flows used in investing activities
Software and system development              (1,054,855)
Acquisitions of capital assets                 (157,764)
                                             ----------
Cash used in investing activities            (1,212,619)
                                             ----------

Cash flows from (used in) financing activities
Share subscriptions received                          0
Issuance of common shares                     3,857,027
Share issue costs                              (141,089)
                                             ----------
Cash from financing activities                3,715,938
                                             ----------
Foreign exchange gain on cash held in
  foreign currency                                1,967
                                             ----------
Net increase in cash during the period       $   57,964
                                             ----------

h)  Stock options
Under United States generally accepted accounting principles, granting of stock options to directors, officers and employees may give rise to a charge to income for compensation. The company has prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby directors, officers and employee compensation cost is limited to the excess of the quoted market price at date of grant over the option exercise price. Since the exercise price was equal to or less than the quoted market price at the dates the stock options were granted, there was no compensation cost to be recognized.

Stock Options Re-pricing
Pursuant to the provisions of the existing approved Stock Option Plan of the Company, the following options has been approved by the TSX on June 20, 2002 to have their exercise price reduced from $0.61 to $0.25. There is no proposed change in the Stock Option Plan to the existing vesting period, nor is any change proposed in the existing term on existing stock options.

Name of holder          Stock Options       expiry date
Michael B. Paauwe          375,000          Jan 16, 2006
Michael Gossland           360,000          Jan 16, 2006
Paul Shatzko               140,000          Jan 16, 2006
John Austin                200,000          Jan 16, 2006
Jennifer Gee                30,000          Jan 16, 2006
                        ----------
                          105,000

3. Subsequent events - none

                    Titan Trading Analytics Inc.
                          Schedule B
                     Supplementary Information
             For the period under review July 31, 2002

1. Analysis of expenses and deferred costs for the current year to date:

Software and systems development
Cost - October 31, 2001 balance            $    947,877
Current period - November 1, 2001 to
  July 31, 2002                                 106,978
                                           ------------
                                           $  1,054,855

Accumulated amortization - October 31,
  2000 balance                             $   (723,627)
Current period - November 1, 2001 to
  July 31, 2002                                 (48,658)
                                           ------------
                                           $   (772,285)

Software and systems development (net)     $    282,570

2.  Related party transactions as at July 31, 2002:
Expenditures to parties not dealing at arm's length made during the year to date period:

Management contracts:
  1.  Michael B. Paauwe & Associates   (a)  $71,800
  2.  Michael Gossland & Associates    (b)  $62,812

These amounts are included in management fees expense, as well as in capitalized amounts of software and systems during the period, which are subject to amortization.

3.  Securities issued and options granted during the period:  NIL

4. Summary of securities as at the end of the reporting period as at July 31, 2002:

Authorized share capital        100,000,000 common shares
Issued share capital              9,812,966 common shares

Options reserved for future
  Issuance                        1,835,000 common shares
Warrants reserved for future
  Issuance                          680,000 common shares
Fully diluted                    12,327,966 common shares


Stock Options at June 28, 2002

     Name          No of shares
                   under Options    Per Share    Expiry Date
Michael B. Paauwe     375,000         $0.25      Jan 16, 2006
Michael Gossland      360,000         $0.25      Jan 16, 2006
Paul Shatzko          140,000         $0.25      Jan 16, 2006
Robert Shatzko        100,000         $0.25      Jan 16, 2006
John Austin           200,000         $0.25      Jan 16, 2006
Jennifer Gee           60,000         $0.25      Jan 16, 2006
Roland Kreilein       190,000         $0.25      Jan 16, 2006
Edward Colson         190,000         $0.25      Jan 16, 2002
David Baird           190,000         $0.25      Jan 16, 2002
John Austin            10,000         $0.50      May 8, 2006
Linda Martin           20,000         $0.50      May 8, 2006
                    ---------
                    1,835,000

Warrants Outstanding as at July 31, 2002:
       550,000 warrants     $0.61     To January 10, 2003
       130,000 warrants     $0.61     To January 28, 2003
       -------
Total  680,000 warrants

Escrow shares - TTN Escrow Capital Corp. 3,000,000 common shares


5)  Directors:     Michael Paauwe
                   Michael Gossland
                   Paul Shatzko
                   John Austin
                   Edward Colson
                   Roland Kreilein
                   David Baird

Officers:          Michael Paauwe - President
                   Michael Gossland - Vice-President/Secretary
                   Jennifer Gee - Chief Financial Officer

                  TITAN TRADING ANALYTICS INC.
     MANAGEMENT DISCUSSION - QUARTER ENDED July 31st, 2002

See * CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS below.


Review of Operations:
---------------------
During the quarter ended July 31st, 2002 and through the rest of the summer months, business and market conditions in North American financial markets deteriorated significantly. The greatest economic damage has occurred by those investing in the Nasdaq stock market directly and in businesses servicing that related market. The continuing sharp market sell off contributed to a spending collapse in the private trader market segment, as individual investors became disillusioned with a combination of negative market factors. In the short term this has had a materially negative impact on our business prospects.

In July and August 2002, major established companies including
Intuit and Yahoo closed major segments of their personal investor online financial services products targeted at individual investors.

The market conditions have also created new opportunities for our real-ime web based trading analytics, as private and professional market participants now seek innovative performance oriented trading tools. The brokerage industry is also seeking to regain lost business by offering a wider suite of web-based financial content to better serve existing customers and to attract new business. The institutional segment has a need for trading analytics to improve portfolio performance and their competitive position. We hope to meet these needs by providing advanced web based content at competitive prices using marketing affiliates who are already selling to the target markets, in addition to our own direct sales.

Titan has now developed an Island ECN data feed with real-time stock quotes, unique automatic indicator charting and advanced real-time stock scanning for momentum analytics.

Island ECN trades the largest volume of Nasdaq stocks and Amex listed ETF products of any of the ECNs, including QQQ's (Nasdaq 100 index), SPY's (S&P500 index), and DIA's (Dow Jones Industrial index). Island ECN recently consolidated its market position in a merger with Reuters Instinet. We have recently developed a new real-time stock market scanner with powerful up-to-the-minute momentum analytics in four time frames, that utilizes the instantaneous colour-coded indicator bar chart features of our MarketWatch trading software. That technique has been proven profitable in real world trading, in the hands of early licenses we granted to brokers and private traders.

The web published software tracks and analyses real-time stock price and volume momentum of the top 250 high volume Nasdaq stocks in both market directions. It provides user selectable instant analysis of which stocks are experiencing the greatest real-time price gains and losses in the past 5 minutes, 10 minutes, 15 minutes, the last hour, 1 day, 2 days, 5 days and 10 days. Our real-time analytical information content is unique in the industry. It will be of interest to brokerages for in-house trading use, for publication to active trader subscribers on their websites by subscription, and by direct license to hedge fund managers, mutual fund managers and private traders.

The stock price momentum analytics software can be adapted to other conventional data feeds from any stock market, including those from other standard North American or international exchange data feeds. The present US ECN configuration has the advantage of not requiring collection of exchange fees on re-distribution. That has been the main legal, technical and financial cost issue that we have worked to overcome, before any marketing or sales of our previous MarketWatch software could begin.

Recent market events delayed and limited our short-term direct sales and marketing options. This has reduced prospects for a large new equity financing needed to replenish working capital.

During the past 6 to 9 months we adapted to the changing market conditions by reducing staff, cutting monthly in-house cash outlays, adopting a marketing strategy that uses existing third party distributors to cut sales costs, and by adopting a survival-oriented mode of operations. We also concentrated on the biggest market possible for our products and technology, namely proprietary content for brokerages and their customers and by direct sales to the institutional segment.

Until recently, we had been focusing on the private trader sector for new revenue from the initial release of our new ECN quotes and analytics. Our new distribution strategy and near term emphasis has now shifted as mentioned above.

A beta version of the real-time ECN MarketWatch software analytics was introduced for testing during September 2002. We are continuing to add features. This is the first time we have been in a position to sell a web-based MarketWatch solution without incurring large upfront data supply contract commitments and without having to collect exchange fees from our subscribers. Content re-distributors are now also not burdened with this additional selling cost. Brokerages and their customers, professional traders, and hedge funds can now more easily and economically benefit from licensing our ECN analytics content for their own use, as content on their websites and by directly subscribing to the content and related services.

We continued to negotiate financial content licensing and distribution arrangements in the US. Progress has been delayed by market conditions. Spending on information technology and new content has declined across the economy as companies adapt to the new conditions.

The marketplace we serve and the firms we compete with are still undergoing rapid change, as the industry adapts to changing market conditions.

We are also faced with structural market changes in the ECN analytics marketplace, with the pending introduction by the Nasdaq of the new SuperMontage ECN. This is now scheduled for initial test release during October / November 2002.

SuperMontage is expected to significantly add to Nasdaq market data supply costs, as the monthly fee structure for the SuperMontage is much higher than the previous Nasdaq Level 2.

While the full market impact of Supermontage is unclear at this time, ultimately the added data cost structure may improve the competitive position of our lower cost real-time ECN market analytics package. Large established market competitors such as CyberTrader.com have already responded to the pending cost structure changes of SuperMontage by adding a lower cost web -based platform. They also shifted fees away from monthly software charges for CyberTraderPro by instead adding higher commission costs to executed trades by $3.00 per side on each trade. As a result this leading competitive product's total cost has risen significantly.

Analysis of financial results for the period:
--------------------------------------------
During the nine month period ended July 31st, 2002, the loss for the period was $268,225 compared to a loss of $355,624 for the same period last year. Total expenses were $94,211 lower than in the same period last year due to reduced staffing, reduced office expenses, telephone expense, investor relations expense, professional fees and lower management costs.

Total income from the three months period was $34,649 compared to $31,633 for the same period last year from Software licenses and subscriptions.

$210,614 Cash was used in operations during the period, compared to $280,491 in the previous year. We spent $106,978 on software development compared to $$172,713 during the same period last year. Please refer to the Schedules attached for more details.

Liquidity, Working Capital & Going Concern Risks
------------------------------------------------
At the end of the period the Company had total assets of $379,928, cash balances of $57,964 and net working capital of $30,865. We are continuing to seek new equity financing and new strategic partners to enable us to profit from our online publications, licensing of products and the use of our new real -time ECN trading analytics software.

New capital formation remains extremely difficult in the current business environment.

In the event that the company is unable to complete addition equity placements of its securities during the current quarter, this would have a materially adverse impact on our ability to continue as a going-concern and severely limit options for the company and our shareholders.

At the date of this report, we still believe we will be able to complete a new equity financing. We also plan to pay some accrued liabilities by the issuance of stock during the current quarter to preserve cash. We expect a new financing will provide sufficient working capital to enable us to continue operations for the foreseeable future to the point of reaching breakeven revenues with an expected increase in new product sales, yet there is no assurance that this will be the case.

Michael Paauwe, President
website: www.titantrading.com  email: info@titantrading.com

Jennifer Gee, Chief Financial Officer
September 29th, 2002

See * CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS below

* CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The discussion in this report contains forward-looking statements. In some cases you can identify forward-looking statements by terminology such as "may", "will", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of such terms and other comparable terminology. Our forward-looking statements include, without limitation, statements about our market opportunity, our strategies, competition, expected activities and expenditures as we pursue our business plan, and the adequacy of our available cash resources. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Titan remains a development stage company. The events of September 11, 2001 caused stock market and economic conditions to deteriorate and this has added significant additional unforeseen risks to those factors previously and currently disclosed by the Company. The information set forth in our SEC filings under the headings "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", identify important additional risk factors that could materially and adversely affect our actual results and performance. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.